Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Massachusetts Premium Income Municipal Fund
811-07486


The annual meeting of shareholders was held in the offices of Nuveen Investments on January 3, 2014; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies and the approval of an Agreement and Plan of Reorganization, along with the approval of Issuance of Additional Common Shares. The meeting was subsequently adjourned to February 7, 2014, March 7, 2014, April 4, 2014 and May 2, 2014.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on October 18, 2013, under Conformed Submission Type 497, accession number
0001193125-13-404011.